UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

          DIVISION OF
CORPORATION FINANCE
Mail Stop 3561
      August 27, 2009

Miroslaw Kranik
Chief Executive Officer and President
Sunset Suits Holdings, Inc.
ul. Garbary 57, 61-758
Poznan, Poland

          Re: Sunset Suits Holdings, Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed August 14, 2009
               File No. 333-152149

Dear Mr. Kranik:

          We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

Overview, page 16

1. We note on page 18 that you intend to close stores that are not
profitable. Please describe, to the extent known, the number and
location of the stores that you intend to close and the impact
that
the closures will have on your results of operations and cash
flows.

Operating segment analysis, page 26

2. We note that you present an analysis of certain financial information by segment. Please expand your discussion to describe the business of each segment and their respective products.

Liquidity and Capital Resources, page 29

3. In light of your upcoming cash requirements to satisfy debt obligations and tax and social security obligations, please state whether you believe you have the ability to meet both short-term and
long-term cash requirements. Expand your discussion to provide a clear picture of the uncertainties surrounding your ability to meet
your cash requirements and the impact that a failure to meet your cash requirements could have on your business.

Repayments of Debt, page 31

4. We note the table that outlines your current long-term schedule of
repayments. Please clarify the date at which the table is prepared,
whether the amounts presented include interest payments, and whether
the amount for 2009 of $2,511 thousand reflects any repayments made
during the first half of 2009. In addition, reconcile this amount to
principal payments due in 2009 of $1,349 thousand, as described in the first paragraph under the header "Troubled Debt Restructuring" on
page 34.

5. We partially re-issue comment eight in our letter dated July 28,
2009. Please identify the agreement(s) containing the material terms.

Troubled Debt Restructuring, page 34

6. We note that you expect to be able to generate sufficient cash flow in the future to be able to re-pay your notes but you might not
be able to generate such cash flows. We further note that you are attempting to raise $5,000 thousand in proceeds from a debt offering.
Please discuss the impact that an inability to complete further financings will have on your liquidity.

Tax and Social Security Payment Obligations, page 37

7. We note the rollforward of your Social Security Tax Payable that
you provided in response to comment 17 of our letter dated July

29,
2009. Please reconcile the following and revise your disclosure
as
applicable:

a)   The rollforward shows a payment of $3,879 thousand during
2008.
Please tell us where you included this payment within your
consolidated statement of cash flows, and reconcile it to the
amount
of $3,477 thousand that you present in the seventh paragraph on
page
37 as payments made on June 5, 2008.

b)   The fifth paragraph on page 37 indicates that the social
security authority determined that Fashion Service was not jointly
and severally liable for $2,779 thousand of the outstanding social
security obligations. Please tell us where you have included this
amount in the rollforward or why you have excluded it from the
rollforward.

c)   The rollforward shows a balance of $5,507 thousand as of
December 31, 2008. Please reconcile this amount with that shown
on
page F-20 and F-44 of $5,914 thousand and $6,451 thousand,
respectively.

d)   The rollforward shows payments made during 2009 of
approximately
$21 thousand. Please reconcile this amount to the disclosure in
the
eighth paragraph on page 37 that you paid $1,279 thousand to the
social security authority toward the repayment of the delinquent
obligations.

e)   Please reconcile the amount outstanding in the rollforward as
of
June 30, 2009 of $4,938 thousand to the disclosure on page F-20
that
$6,019 thousand of social security tax payable were overdue.

8. We note the description of deferment agreements on page 37 that
divide the outstanding obligations into various installments.
Please
present the amounts you intend to pay by period to satisfy the
obligations in tabular form.

Pro Forma Financial Statements, page F-11

9. Please revise your pro forma financial statements to comply
with
Rule 8-05 of Regulation S-X. In this regard, you should include
pro
forma statements of income only for 2008 and the six months ended
June 30, 2009 and a pro forma balance sheet as of the latest
balance
sheet date of June 30, 2009.

10. Please present in separate columns those acquisitions that have
already occurred (i.e., Bohemia s.r.o., SIA Sunset Riga, and OU
Posnania) and the acquisition that has yet to occur (UAB Sunset
Suits
Vilnius).

11. Please describe in footnotes to your pro forma financial
statements any material adjustments to arrive at the pro forma
combined consolidated totals.

Consolidated Financial Statements for the Years Ended December 31,
2008 and 2007, page F-28

12. We note that the audit opinion no longer opines on Sunset
Suits
Holdings, Inc. Please tell us whether the audit report covers the
financial statements of the registrant Sunset Suits Holdings,
Inc.,
and provide a revised opinion as necessary.

13. We note that you provided combined financial statements for
UAB
Sunset Suits Vilnius, SIA Sunset Riga, OU Posnania and Bohemia
s.r.o.
Please clarify whether the combined consolidated financial
statements
included financial statements for Sunset Suits Holdings, Inc. In
addition, tell us whether the combined consolidated financial
statements included financial statements for the four stores in
Lithuania that you have not yet acquired. We believe the
financial
statements for those four Lithuanian stores should be excluded
from
your historical financial statements until you have acquired them,
but you should present audited financial statements for the four
Lithuanian stores separately from the combined consolidated
financial
statements.

* * * * *

     As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we
may
have additional comments after reviewing your amendment and
responses
to our comments.

You may contact David Walz at (202) 551-3358 or Ryan Milne at
(202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any
other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
      Joseph R. Tiano, Esq.
      Fax: (202) 663-8007
Miroslaw Kranik
Sunset Suits Holdings, Inc.
August 27, 2009
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